

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2020

John Wenger
Chief Financial Officer
Contact Gold Corp.
400 Burrard St., Suite 1050
Vancouver, BC Canada V6C 3A6

> **Re: Contact Gold Corp.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Response dated September 17, 2020**
> **File No. 024-11290**

Dear Mr. Wenger:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2020 letter.

Correspondence submitted September 17, 2020

General

1.   We note your response to prior comment 1. Please revise the table on your cover page to clarify the number of Additional Unit Shares that may be issued under the over-allotment option. In that regard, we note disclosure that the over-allotment option is exercisable by the underwriters: (i) to acquire Additional Units at the offering price; and/or (ii) to acquire Additional Shares at a price of $0.195 per share, and/or (iii) to acquire Additional Warrants at a price of $0.01 per warrant, so long as the aggregate number of Additional Shares and Additional Warrants which may be issued under the over-allotment option does not exceed 11,250,000 Additional Shares and 5,625,000 Additional Warrants.

Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kenneth Sam